FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 29, 2003

Cableuropa, S.A.U.

(Translation of registrant’s name into English)

Edificio Belagua, calle Basauri 7

Urbanización La Florida

28023 Aravaca

Madrid, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

REVISED GUIDANCE FOR 2003

Madrid – 29 July 2003

ONO, Spain’s premiere broadband service provider, today filed revised guidance on its projected 2003 results with the SEC.

The Projections, set forth below, contain forward-looking statements (any statement other than those made solely with respect to historical fact) based upon management’s beliefs, as well as assumptions made by and data currently available to management.  This information has been, or in the future may be, included in reliance on the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on a variety of assumptions that may not be realized and are subject to significant business, economic, judicial and competitive risks and uncertainties, including those set forth below, many of which are beyond the Company’s control.  The Company’s actual operations, financial condition, cash flows or operating results may differ materially from those expressed or implied by any such forward-looking statements and the Company undertakes no obligation to update or revise any such forward-looking statements.

The Projections set forth below are based on certain estimates with respect to the Company’s liquidity, capital resources and results of operations for the full year 2003 and are subject to a number of risks and uncertainties including, but not limited to, the following: the ability of the Company to continue as a going concern; the ability of the Company and its subsidiaries to operate pursuant to the terms of their existing credit facilities and arrangements; the ability to fund, develop and execute the Company’s business plan; competitive pressures from other companies in the same or similar lines of business as the Company; trends in the economy as a whole which may affect subscriber confidence and demand for the goods and services supplied by the Company; the ability of the Company to predict consumer demand as a whole, as well as demand for specific goods and services; the acceptance and continued use by subscribers and potential subscribers of the Company’s services; changes in technology and competition; the Company’s ability to achieve expected operational efficiencies and economies of scale and its ability to generate expected revenue and achieve assumed margins; the ability of the Company to attract, retain and compensate key executives and other personnel; the ability of the Company to maintain existing arrangements and/or enter into new arrangements with third party providers and contract partners; potential adverse publicity; as well as other factors detailed from time to time in the Company’s filings with the SEC.  Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements contained in the Projections.

The Projections

The mangement of ONO believes that, absent any significant change in the operating environment in Spain, the following results should be achievable for the full year 2003:

Range
Revenue	€325,000,000 - €345,000,000
EBITDA	€80,000,000 - €90,000,000
Capital expenditure	€170,000,000 - €190,000,000

Homes passed	215,000 – 240,000

These Projections are based on the current ONO plans for 2003.  In keeping with past practice, the ONO management will be constantly reassessing these plans against on-going operational and financial performance.

About ONO:

ONO is the premiere integrated broadband services provider in Spain.  It offers direct access telephony, pay television and internet access services to the residential market where it has a target market of over four and a half million homes in exclusive franchise areas.  In the business market, ONO offers advanced voice, data and application services across its own high capacity local access and national backbone networks.  ONO’s principal shareholders are Bank of America, Caisse de dépôt et placement du Quebec, GE Capital, Grupo Ferrovial, Grupo Multitel, Santander Central Hispano and VAL Telecomunicaciones.

For further information, please contact:

Jonathan Cumming
Group Treasurer
(+ 34) 91 180 9444
jonathan.cumming@ono.es

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cableuropa, S.A.U.

	By:	/s/ Richard Alden
Name: Richard Alden
Title: Chief Executive Officer

29 July 2003